Exhibit 99.1

Vermilion Energy Inc. to Host Investor Day on November 27, 2018

CALGARY, Nov. 26, 2018 /CNW/ - Vermilion Energy Inc. ("Vermilion") (TSX, NYSE: VET) will hold an Investor Day in Toronto, Canada on Tuesday, November 27, 2018 starting at 8:00AM EST (6:00AM MST).  The event will feature presentations by senior management and leaders from all of Vermilion's business units, providing an overview of our corporate strategy, global asset portfolio and future growth opportunities.

The event will be webcast live through this weblink https://event.on24.com/wcc/r/1799366/ECE2AA332EFC10B9CCDF6BF6369AE609, and an archived version of the webcast will be available after the event for one year.  To access the audio webcast and presentation slides please visit Vermilion's website at http://www.vermilionenergy.com/ir/eventspresentations.cfm.

About Vermilion

Vermilion is an international energy producer that seeks to create value through the acquisition, exploration, development and optimization of producing properties in North America, Europe and Australia.  Our business model emphasizes organic production growth augmented with value-adding acquisitions, along with providing reliable and increasing dividends to investors.  Vermilion is targeting growth in production primarily through the exploitation of light oil and liquids-rich natural gas conventional resource plays in Canada and the United States, the exploration and development of high impact natural gas opportunities in the Netherlands and Germany, and through oil drilling and workover programs in France and Australia.  Vermilion currently holds an 18.5% working interest in the Corrib gas field in Ireland.  Vermilion pays a monthly dividend of Canadian $0.23 per share, which provides a current yield of approximately 8.5%.

Vermilion's priorities are health and safety, the environment, and profitability, in that order.  Nothing is more important to us than the safety of the public and those who work with us, and the protection of our natural surroundings.  We have been recognized as a top decile performer amongst Canadian publicly listed companies in governance practices, as a Climate Leadership level (A-) performer by the CDP, and a Best Workplace in the Great Place to Work® Institute's annual rankings in Canada, the Netherlands and Germany.  In addition, Vermilion emphasizes strategic community investment in each of our operating areas.

Employees and directors hold approximately 5% of our fully diluted shares, are committed to consistently delivering superior rewards for all stakeholders, and have delivered over 20 years of market outperformance.  Vermilion trades on the Toronto Stock Exchange and the New York Stock Exchange under the symbol VET.

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SOURCE Vermilion Energy Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/November2018/26/c4308.html

%CIK: 0001293135

For further information: Kyle Preston, Director Investor Relations, TEL (403) 269-4884 | IR TOLL FREE 1-866-895-8101 | investor_relations@vermilionenergy.com | www.vermilionenergy.com

CO: Vermilion Energy Inc.

CNW 08:00e 26-NOV-18